Exhibit 99.1

Akari Therapeutics Announces the Appointment of Beth-Anne Lang as Senior Vice President, Regulatory Affairs

NEW YORK and LONDON, August 2, 2023 (GLOBE NEWSWIRE) - Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapeutics for autoimmune and inflammatory diseases, today announced the appointment of Beth-Anne Lang, as Senior Vice President, Regulatory Affairs. Ms. Lang has more than 20 years of experience in regulatory strategy, regulatory affairs, and drug development. She will start at Akari in this role on September 1, 2023.

“Beth has a long track record of successful drug approvals in the U.S. and rest of world. Her extensive experience will be instrumental as we approach key development milestones and advance our two registrational Phase 3 clinical trials in pediatric and adult HSCT-TMA and bring our PAS-nomacopan program into the clinic,” said Rachelle Jacques, President and CEO of Akari. “Speed matters for patients with significant unmet needs and Beth’s experience and capabilities are invaluable as we urgently pursue the regulatory filings that may give patients access to this potential treatment option.”

Before joining Akari, Ms. Lang was Senior Vice President, Regulatory Affairs and Pharmacovigilance for Enzyvant Therapeutics, where she led regulatory strategy, drug safety and operations to support therapeutics for rare diseases including congenital athymia and pulmonary arterial hypertension. Previously, she was Vice President, Regulatory Affairs for Horizon Therapeutics, leading a global regulatory organization and directing regulatory strategy ahead of the acquisition of Viela Bio and subsequent integration. Ms. Lang served as Vice President, Global Head of Regulatory Affairs at LEO Pharma A/S, where she led all aspects of global regulatory and the local support for various global locations. She held roles of increasing scope and responsibility at Takeda Pharmaceuticals including Vice President, Global Regulatory Affairs, Marketed Products. Earlier in her career, she held various regulatory, quality, and CMC development positions at TAP Pharmaceutical Products and Abbott Laboratories.

“There has been great progress to date on Akari’s priority pipeline programs, including granting of Rare Pediatric Disease, Orphan Drug, and other important designations. I am delighted to join the company at this exciting time as we finalize study design for the pivotal portions of nomacopan Phase 3 clinical trials in HSCT-TMA, prepare to enter the clinic with PAS-nomacopan as a potential treatment for geographic atrophy, and plan for key interactions with the FDA and other regulatory authorities,” said Ms. Lang.

Ms. Lang received a B.S. with honors from University of Illinois at Urbana-Champaign and an M.B.A. in leadership studies from Marquette University. She received the professional certification of US RAC from the Regulatory Affairs Professional Society.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari’s pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari has been granted Orphan Drug, Fast Track and Rare Pediatric Disease designations from the FDA for nomacopan for the treatment of pediatric HSCT-TMA. Akari’s pipeline also includes a clinical program developing nomacopan for adult HSCT-TMA and pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com